Exhibit 21.1

SUBSIDIAIRES OF CHINA XIANGTAI FOOD CO., LTD.

Subsidiaries	Place of Incorporation
WVM Inc.	British Virgin Island
CVS Limited	Hong Kong, People's Republic of China
Chongqing Jinghuangtai Business Management Consulting Co., Ltd.	People's Republic of China
Guangan Yongpeng Food Co., Ltd.	People's Republic of China

Consolidated Variable Interest Entity (“VIE”)	Place of Incorporation
Chongqing Penglin Food Co., Ltd.	People's Republic of China